Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – February 16, 2012

BAYTEX TO PRESENT AT THE ENERCOM OIL & SERVICES CONFERENCE

CALGARY, ALBERTA (February 16, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Vice President, Investor Relations, will be presenting at the EnerCom Oil & Services Conference on Wednesday, February 22, 2012 at 1:55pm PST in San Francisco, California. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.investorcalendar.com/CEPage.asp?ID=167387

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca